Mail Stop 4561

May 27, 2010

Mr. Andrew D. Ory
President and Chief Executive Officer
Acme Packet, Inc.
71 Third Avenue
Burlington, MA -019-3

> **Re:** **Acme Packet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 001-33041**
> **Forms 8-K Filed on February 2, 2010 and April 29, 2010**

Dear Mr. Ory:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Part II

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 101

1. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that [y]our disclosure controls and procedures are effective at a reasonable assurance level in enabling [you] to record, process, summarize and report information required to be included in [y]our periodic SEC filings." Revise

to clarify, if true, that your also officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Part III (Incorporated from definitive proxy statement filed on April 8, 2010)

Executive Compensation

Summary Compensation Table, page 31

2. In your response letter, please confirm that the value of the equity awards disclosed in the summary compensation table represents the aggregate grant date fair value of the awards as computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Items 402(c) of Regulation S-K. Also, in future filings, please include a footnote to your summary compensation table disclosing all assumptions made in the valuation of your equity awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Forms 8-K Filed on February 2, 2010 and April 29, 2010

3. We note the presentation of Non-GAAP EPS within the headline of your press releases dated February 2, 2010 and April 29, 2010. Please tell us how you determined that your presentation complies with Item 10(e) of Regulation S-K. In this regard, tell us how you determined that your presentation complies with the requirement that the most directly comparable GAAP measure be presented with equal or greater prominence.

4. We note that your presentation of your Business Outlook for 2010 includes three non-GAAP measures of future financial performance. Please tell us how you determined that your presentation of these future ranges complies with Item 10(e) of Regulation S-K. In this regard, you do not appear to have provided a reconciliation between the non-GAAP ranges presented and the most directly comparable GAAP measure ranges.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief